UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gazprom Enters Sakhalin II Project

THE HAGUE, April 18/PRNewswire-FirstCall/ --     The shareholders of Sakhalin
Energy Investment Company Ltd. (Sakhalin Energy), operator of the Sakhalin II project, today signed a Sale and Purchase Agreement with OAO Gazprom (Gazprom)
to trigger the transfer of shares in Sakhalin Energy.

    This transaction implements a protocol signed on December 21, 2006 in
Moscow. Under its terms Gazprom acquires a 50% plus one share stake in
Sakhalin Energy for $7.45 billion in cash. The other three shareholders,
Royal Dutch Shell plc (Shell)(NYSE:RDS.A, NYSE: RDS.B), Mitsui & Co. Ltd
(Mitsui) and Mitsubishi Corporation (Mitsubishi), each dilute their stakes by 50%, to receive a proportionate share of the purchase price.

    Gazprom will now hold 50% plus one share, Shell 27.5%, Mitsui 12.5%, and
Mitsubishi 10%.

    With LNG capacity effectively sold, Sakhalin II is moving to firmly establish its position on the global energy map as a reliable new energy source for customers. Through the Area of Mutual Interest (AMI) arrangement with Gazprom, the prospects for expansion of Sakhalin II through further LNG processing trains are enhanced.

    In addition, the Ministry of Natural Resources of the Russian Federation
has announced its approval of the revised Environmental Action Plan (EAP).

    Gazprom Deputy Chairman Alexander Medvedev said, "Gazprom's entry into
Sakhalin II is a powerful impetus for implementation of this large scale development in the area of energy export to Asia Pacific and North America.
In turn, it will facilitate the company's strategy of phased entry into the global LNG market."

    Shell's Executive Director, Exploration and Production, Malcolm Brinded
said: "Gazprom's entry into the Sakhalin Project is warmly welcomed. Combined with the government acceptance of the Environmental Action Plan, this is another important step for Sakhalin II. The AMI should create additional growth opportunities for the partners in the future."

    Mitsui's Executive Director and Executive Vice President, Hiroshi Tada
said: "Mitsui is pleased to welcome Gazprom to the Sakhalin II team. With the entry of Gazprom as Sakhalin Energy major shareholder, we are confident that in cooperation with the Russian Government, can bring this first Russian frontier LNG project to completion, as scheduled, for delivery of LNG to out customers in Japan, Korea and the United States. The milestone achieved today will no doubt contribute to further strengthening of the relationship between
Russia and Japan, and will pave the way towards future development in
Sakhalin region."

    Mitsubishi's Senior Executive Vice President, Hisanori Yoshimura said:
"Mitsubishi welcomes Gazprom into the Sakhalin II Project as a majority shareholder. I trust that this new combination of shareholders is the best team to accomplish timely start-up of LNG delivery to important customers in
Japan, Korea, and North American West Coast. This is an important step towards Sakhalin Energy becoming the key LNG supplier for Asia Pacific market."

    Notes for Editors:

    Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels of oil equivalent (boe). Sakhalin II is the largest integrated oil and gas export project in the world, with total resources of some 4 billion boe.

    Sakhalin II today has production capacity of 80,000 boe per day during the production season. The subsequent phase of the development will take the total project capacity to 395,000 boe per day, including 9.6 million tonnes per year of LNG production.

    The second phase of the project is over 80% complete. More than 17,000 workers are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region.

    Sakhalin II includes the following elements:

    - Offshore production facilities including the Molikpaq platform (Piltun
Astokh-A), the new Piltun Astokh-B and Lunskoye-A platforms and some 300 km of offshore pipelines;

    - An onshore processing facility to take the gas and crude oil from both fields;

    - Onshore oil and gas pipelines to the south of the island;

    - An oil export facility capable of year-round operation;

    - The first LNG plant and associated export facilities built in Russia;

    - Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.

    Shell, Mitsui and Mitsubishi have entered into an Area of Mutual Interest arrangement with Gazprom that gives Sakhalin Energy and its shareholders priority for expansion, growth and new business opportunities in the wider
Sakhalin area. This includes the purchase of third party gas and the bidding for, and acquisition of, certain blocks in the area.

   The revised Environmental Action Plan (EAP) was prepared by Sakhalin
Energy with input from shareholders and Gazprom and submitted to Ministry of
Natural Resources in March 2007. The revised document includes Sakhalin
Energy's measures to enhance contractor management for environmental impact during the onshore pipeline construction. The revised plan sets out detailed action points, action parties and close-out dates.

    The Sakhalin II EAP goes beyond the practical aim of merely addressing non-compliances during the pipeline construction. It also provides targets and action points for conservation of biodiversity of Sakhalin Island, including fish stocks and rare flora and fauna species.

    Disclaimer Statement

    This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch
Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'',
''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'',
''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',
''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.
There are a number of factors that could affect the future operations of
Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f)
loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

    The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "oil in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov -
opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

Source: Royal Dutch Shell plc

Contacts: Shell Investor Relations: Europe Tjerk Huysinga +31-70-377-3996 /
+44-207-934-3856, North America Harold Hatchett +1-212-218-3112, Shell Media
Relations: International, US, UK Press +44-207-934-3505, +44-765-912-9454
(Outside office hours), Moscow +7495-960-7933, The Netherlands and European
Press +31-70-377-8750

-------------------------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and
333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 20/04/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary